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SEC FILE NUMBER
8-50460

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Brownstone Investment Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Fifth Avenue, 10th Floor
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Lowey **(212) 905-0555**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant`
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DP 3/19/13

SEC 1410 (06-02)

BROWNSTONE INVESTMENT GROUP, LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED
DECEMBER 31, 2012

BROWNSTONE INVESTMENT GROUP, LLC

INDEX

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brownstone Investment Group, LLC as at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2013

OATH OR AFFIRMATION

I, **Douglas Lowey**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Brownstone Investment Group, LLC.**,as of **December 31,2012**are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

JIN-LI LAMBERT
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LA6258095
Qualified in New York County
Commission Expires March 19, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Farkouh
Furman&Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To the Member of
Brownstone Investment Group, LLC:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Brownstone Investment Group, LLC as at December 31, 2012.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

BROWNSTONE INVESTMENT GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	615,537
Restricted cash		143,835
Securities owned, at fair value		84,921,834
Due from broker		18,445,154
Interest receivable		750,942
Furniture, fixtures and equipment (less $471,631 of depreciation)		926,478
Leasehold improvements (less $97,696 of amortization)		736,195
Prepaid expenses		168,117
Security deposit		339,110
Other assets		214,310
Total assets	$	107,261,512

LIABILITIES AND MEMBER'S EQUITY

Securities sold short, at fair value	$	49,144,933
Interest payable on securities sold short		562,376
Accounts payable and accrued expenses		3,340,724
Total liabilities		53,048,033
Member's equity		54,213,479
Total liabilities and member's equity	$	107,261,512

The notes to statement of financial condition
are made a part hereof.

ORGANIZATION AND NATURE OF BUSINESS:

Brownstone Investment Group, LLC (the "Company") is organized under the laws of the State of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and Municipal Securities Rulemaking Board ('MSRB") and is also a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the New York Stock Exchange ("NYSE"). The Company operates primarily to engage in corporate debt securities transactions solely for its own account. Revenue is derived principally from trading profits executed for the Company's own account.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Securities transactions and the related revenue are recorded on a trade date basis, which is the day the transaction is executed.

CASH AND CASH EQUIVALENTS – Cash equivalents consist of highly liquid investments with original maturities of three months or less.

SECURITIES – Securities owned and securities sold short are recorded on trade date and are valued at fair value in accordance with FASB ASC 820 as described below. Realized and unrealized gains and losses from securities traded in the normal course of business and applicable interest and dividends are reflected in net gain from principal transactions on the statement of income.

FURNITURE, FIXTURES, EQUIPMENT AND DEPRECIATION - Furniture, fixtures and equipment are recorded at cost. Depreciation for financial accounting purposes is computed on the straight-line method over their estimated useful lives of 5 to 7 years.

(Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

LEASEHOLD IMPROVEMENTS AND AMORTIZATION - Leasehold improvements are recorded at cost. Amortization is computed over the life of the lease including the renewable option years.

INCOME TAXES – The Company is not subject to income taxes. Taxes, if any, are the responsibility of the member. The member is required to report separately on their income tax return their distributive share of the taxable income or loss of the Company.

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS:

The Company used FASB ASC 820, Fair Value Measurements and Disclosures, for fair value measurements and disclosures. FASB ASC 820 defines fair value and establishes a framework for measuring fair value. It also expands the disclosure about the use of fair value to measure assets and liabilities.

The Company has categorized its financial instruments, based on priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1), then to quoted prices for similar assets or liabilities and other observable inputs (level 2) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Securities owned and securities sold short are measured at fair value on a recurring basis. At December 31, 2012, the amounts consist of:

	Securities Owned	Securities Sold Short
Corporate bonds	$ 74,197,980	$ 49,023,344
Equity securities	2,033,213	121,589
Municipal bonds	7,471,621	
US Treasury note	989,060	
Other	229,960	
	$ 84,921,834	$ 49,144,933

(Continued)

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS (Continued):

For corporate bonds, equity securities, municipal bonds and US Treasury note, fair value is determined by reference to quoted market prices and other observable inputs (level 2). Other observable inputs are inputs that reflect assumptions that market participants would use in pricing the asset based on market data obtained from sources independent of the reporting entity. The other amount in securities owned of $229,960 represents private investments valued using performance measures of comparable marketable assets (level 3), with no additions, subtractions, income or loss for the year ended December 31, 2012.

SECURITIES SOLD SHORT:

The Company has sold securities short that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2012 at fair value, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2012. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the fair value.

LEASE:

The Company originally entered into a lease agreement (the "Lease") for office space which commenced on June 2, 2006 and expires in September 2013. In connection with the Lease, the Company obtained an irrevocable letter of credit in favor of the landlord for the required security deposit of $125,235. Restricted cash on the statement of financial condition is cash deposited with the issuer of the letter of credit as collateral. In 2011, the Company sublet the office space for the remainder of its term. Included in accounts payable and accrued expenses on the statement of financial condition is approximately $70,000 of security deposit for the sublease. Rent expense on this office space in 2012 was $300,164. Sublet income on this space was $303,104, including utilities reimbursement.

The Company entered into a sublease agreement for new office space with a commencement date of May 18, 2011 and an expiration date of May 30, 2021. Included in security deposit on the statement of financial condition is $321,110 attributable to this sublease. Rent expense on this office space in 2012 was $610,907.

(Continued)

LEASE (Continued):

The minimum lease payments due for the following five years and thereafter are:

Year ending December 31,	Original Lease	New Sublease
2013	$ 200,376	$ 615,429
2014		615,429
2015		615,429
2016		639,798
2017		657,153
Thereafter		2,245,273
Total	$ 200,376	$ 5,388,511

The minimum rentals to be received are as follows:

Year ending December 31,	
2013	$ 214,463

The Company entered into a lease agreement for new office space with a commencement date of June 1, 2012 and an expiration date of May 31, 2014. Included in security deposit on the statement of financial condition is $18,000 attributable to this lease. Rent expense on this office space in 2012 was $42,000.

The minimum lease payments due for the following years are:

Year ending December 31,	
2013	$ 72,000
2014	30,000
Total	$ 102,000

CONCENTRATION OF CREDIT RISK:

At December 31, 2012, all the securities reflected in the statement of financial condition are positions held with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker. At December 31, 2012, due from broker in the statement of financial condition represents the Company's net purchases of securities and cash collateral for its short positions.

(Continued)

BROWNSTONE INVESTMENT GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2012

RETIREMENT PLAN:

The Company has a 401(k) profit sharing plan for all eligible employees. Contributions to the plan are made at the discretion of the employees and the Company. For the year ended December 31, 2012, the Company did not accrue a profit sharing plan contribution.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $29,826,748 which was $29,566,540 in excess of its required net capital of $260,208. The Company's net capital ratio was .13 to 1 at December 31, 2012.

FURNITURE, FIXTURES AND EQUIPMENT:

The Company's furniture, fixtures, and equipment at December 31, 2012 consist of the following:

Equipment	$1,217,564
Furniture and fixtures	175,781
Artwork	4,764
Total	1,398,109
Less accumulated depreciation	(471,631)
	$ 926,478

Depreciation expense amounted to $238,999 for the year ended December 31, 2012.

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2012, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 28, 2013, which is the date on which the financial statements were available to be issued. Capital withdrawals subsequent to December 31, 2012 and to the date of this report were $8,810,000.